INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Electrovaya Inc.

Opinion

We have audited the accompanying consolidated financial statements of Electrovaya Inc., which comprise the consolidated statement of financial position as at September 30, 2022 and September 30, 2021, and the consolidated statements of earnings (operations), comprehensive income (loss), changes in equity and cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2022 and September 30, 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards ("Canadian GAAS"). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information included in "Management's Discussion and Analysis" but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements do not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate too provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the Company's audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Alan Goodman, CPA, CA, LPA.

Toronto, Ontario	Chartered Professional Accountants
December 2, 2022	Licensed Public Accountants

ELECTROVAYA INC.

Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

Years ended September 30, 2022 and September 30, 2021

As at September 30,	2022	2021

Assets

Current assets
Cash and cash equivalents	$626	$4,202
Trade and other receivables (note 5)	6,309	1,341
Inventories (note 6)	4,477	4,666
Prepaid expenses and other (note 7b)	3,895	1,819
Due from related party (note 7(a))	374	-
Total current assets	15,681	12,028

Non-current assets
Property, plant and equipment (note 8)	2,312	2,870
Long-term deposit	88	79
Total non-current assets	2,400	2,949
Total assets	$18,081	$14,977

Liabilities and Equity

Current liabilities
Trade and other payables (note 9)	$4,147	$3,248
Working capital facilities (note 10(a))	11,635	3,277
Promissory notes (note 10(b))	4,363	4,734
Deferred grant income (note 11)	65	104
Deferred revenue (note 21)	5	900
Short term loans (note 12)	582	631
Lease inducement	136	-
Relief and recovery fund payable (note 17)	28	-
Other payables (note 22)	246	419
Lease liability - current portion (note 13)	164	140
Total current liabilities	21,371	13,453

Non-current liabilities
Lease liability - non-current portion (note 13)	2,235	2,603
Relief and recovery fund payable (note 17)	249	300
Other payables (note 22)	145	169
Lease inducement	-	148
Total non-current liabilities	2,629	3,220

Equity (Deficiency)
Share capital (note 14)	103,305	102,498
Contributed surplus	6,235	4,903
Warrants (note 14)	4,725	4,687
Accumulated other comprehensive gain	13,491	13,344
Deficit	(133,675)	(127,128)
Total (Deficiency)	(5,919)	(1,696)
Total liabilities and equity(deficiency)	$18,081	$14,977

See accompanying notes to consolidated financial statements.
Signed on behalf of the Board of Directors

Chair of the Board	Sankar Dasgupta	Director
Chair of Audit Committee	James K. Jacobs	Director

ELECTROVAYA INC.

Consolidated Statement of Earnings (Operations)

(Expressed in thousands of U.S. dollars, except per share amounts)
Years ended September 30, 2022 and September 30, 2021

	September 30,	September 30,
	2022	2021

Revenue (note 21)	$19,823	$11,584
Direct manufacturing costs (note 6(b))	14,847	7,660
Gross margin	4,976	3,924

Expenses
Research and development	3,899	4,555
Government assistance (note 18)	(210)	(871)
Sales and marketing	1,147	1,282
General and administrative	2,689	2,649
Stock based compensation	1,358	541
Finance cost (note 10 and 12)	2,700	2,669
Patents and trademark expenses	87	58
	11,670	10,883

Income(loss) before the undernoted	(6,694)	(6,959)

Amortization	399	319

Income(Loss) from operations	(7,093)	(7,278)

Foreign exchange gain(loss) and interest income	546	(256)

Net income(loss) for the year	(6,547)	(7,534)

Basic income(loss) per share	$(0.04)	$(0.05)
Diluted income(loss) per share	$(0.04)	$(0.05)

Weighted average number of shares outstanding, basic and fully diluted	146,723,114	139,893,853

See accompanying notes to consolidated financial statements.

ELECTROVAYA INC.

Consolidated Statement of Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)

Years ended September 30, 2022 and September 30, 2021

	September 30,	September 30,
	2022	2021

Net loss for the year	$(6,547)	$(7,534)

Currency translation differences	147	(8)

Total comprehensive loss for the year	$(6,400)	$(7,542)

See accompanying notes to consolidated financial statements.

ELECTROVAYA INC.

Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars)

Years ended September 30, 2022 and September 30, 2021

	Share Capital	Contributed Surplus	Deficit	Warrants	Accumulated other Comprehensive gain	Total
Balance - October 01, 2020	$86,134	$4,561	$(119,522)	$6,760	$13,352	$(8,715)
Stock-based compensation	-	541	-	-	-	541
Issue of shares	16,207	-	-	(2,073)	-	14,134
Net loss for the year	-	-	(7,534)	-	-	(7,534)
Currency translation differences	157	(199)	(72)	-	(8)	(122)
Balance-September 30, 2021	$102,498	$4,903	$(127,128)	$4,687	$13,344	$(1,696)

Balance - October 01, 2021	$102,498	$4,903	$(127,128)	$4,687	$13,344	$(1,696)
Stock-based compensation	-	1,358	-	-	-	1,358
Issue of shares	807	-	-	38	-	845
Net loss for the year	-	-	(6,547)	-	-	(6,547)
Currency translation differences	-	(26)	-	-	147	121
Balance-September 30, 2022	$103,305	$6,235	$(133,675)	$4,725	$13,491	$(5,919)

See accompanying notes to consolidated financial statements.

ELECTROVAYA INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

Years ended September 30, 2022 and September 30, 2021

	September 30,	September 30,
	2022	2021

Cash and cash equivalents provided by (used in)

Operating activities
Net income(loss) for the year	$(6,547)	$(7,534)
Items not involving cash:
Amortization	399	319
Stock based compensation expense	1,358	541
Financing costs	38	1,158
Cash and cash equivalents provided by (used in) operating activities	(4,752)	(5,516)
Net changes in working capital (note 16)	(7,063)	(2,600)
Cash and cash equivalents from (used in) operating activities	(11,815)	(8,116)

Investing activities
Purchase of property, plant and equipment	(49)	(560)
Change in due from related party	(374)	-
Cash and cash equivalents (used in) investing activities	(423)	(560)

Financing activities
Issue of shares	780	12,939
Change in loan payable	9,245	(1,533)
Change in other payables	-	-
Change in non-current liabilities	12	5
Change in long-term deposit	(17)	-
Payment of lease liability (interest portion)	(365)	(387)
Payment of lease liability (principal portion)	(139)	(108)
Cash and cash equivalents from/(used in) financing activities	9,516	10,916

Increase (Decrease) in cash and cash equivalents	(2,722)	2,240
Exchange difference	(854)	838
Cash and cash equivalents, beginning of year	4,202	1,124
Cash and cash equivalents, end of year	$626	$4,202
Supplemental cash flow disclosures:
Income tax paid	$-	$-
Interest paid	$2,308	$1,442

See accompanying notes consolidated financial statements.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

1. Reporting Entity

Electrovaya Inc. (the "Company") is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company's registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8 Canada. The Company's common shares trade on the Toronto Stock Exchange under the symbol EFL and on the OTCQB under the symbol EFLVF. The Company has no immediate or ultimate controlling parent.

These audited consolidated financial statements comprise the Company and its subsidiaries (together referred to as the "Group"). The Group is primarily involved in the design, development and manufacturing of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation and other specialized applications.

2. Basis of Presentation

a) Statement of Compliance

These audited consolidated financial statements have been prepared based on the principles of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These audited consolidated financial statements were authorized for issuance by the Company's Board of Directors on December 2, 2022.

b) Basis of Accounting

These consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

c) Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Company is the Canadian dollar and the functional currencies of the Group's subsidiaries include Canadian dollars and US dollars.

d) Use of Judgements and Estimates.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

Information about significant areas of critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (judgements made are disclosed in individual notes throughout the financial statements where relevant):

• Recognition of contract revenues. Recognizing contract revenue requires significant judgment in determining milestones, actual work performed and the estimated costs to complete the work;

• Determining whether to recognize revenues from after-sales services at a point in time or over time;

• Distinguishing the research and development phases of a new project and determining whether the recognition requirements for the capitalization of development costs are met requires judgement;

• Accounting for provisions including assessments of possible legal and tax contingencies, and restructuring. Whether a present obligation is probable or not requires judgement. The nature and type of risks for these provisions differ and judgement is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not; and,

• Acquisitions - at initial recognition and subsequent remeasurement, judgements are made both for key assumptions in the purchase price allocation for each acquisition and regarding impairment indicators in the subsequent period. The purchase price is assigned to the identifiable assets, liabilities, and contingent liabilities based on fair values. Any remaining excess value is reported as goodwill. This allocation requires judgement as well as the definition of cash generating units for impairment testing purposes. Other judgements might result in significantly different results and financial position in the future.

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the financial statements where relevant):

• Inventories. Management estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices;

• Estimates used in testing non-financial assets for impairment including the recoverability of development costs;

• Estimates used in determining the fair value of stock option grants. These estimates include assumptions about the volatility of the Company's stock, forfeiture and expected exercise rates; and,

• Estimates of income taxes. The Company is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues, based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

The decisions made by the Company in each instance are set out under the various accounting policies in these notes.

3. Significant Accounting Policies

The accounting policies below are in compliance with IFRS and have been applied consistently to all periods presented in these consolidated financial statements.

a) Basis of Measurement

These consolidated financial statements have been prepared primarily on the historical cost basis. Other measurement bases, where used, are described in the applicable notes.

b) Basis of consolidation

i) Subsidiaries

These consolidated financial statements include our direct and indirect subsidiaries, all of which are wholly-owned. Any subsidiaries that are formed or acquired during the year are consolidated from their respective dates of formation or acquisition. Inter-company transactions and balances are eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. All subsidiaries have the same reporting dates as their parent Company.

ii) Transactions eliminated on consolidation

Intra-company balances and transactions, and any unrealized income and expenses arising from intra-company transactions, are eliminated in preparing the consolidated financial statements.

iii) Business Combinations

The Company uses the acquisition method to account for any business combinations. All identifiable assets and liabilities are recorded at fair value as of the acquisition date. Any goodwill that arises from business combinations is tested annually for impairment. Potential obligations for contingent consideration and other contingencies are also recorded at fair value as of the acquisition date. We record subsequent changes in the fair value of such potential obligations from the date of acquisition to the settlement date in our consolidated statement of operations. We expense integration costs (for the establishment of business processes, infrastructure and information systems for acquired operations) and acquisition-related consulting and transaction costs as incurred in our consolidated statement of operations.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

We use judgment to determine the estimates used to value identifiable assets and liabilities, and the fair value of potential obligations, if applicable, at the acquisition date. We may engage third parties to determine the fair value of certain inventory, property, plant and equipment and intangible assets. We use estimates to determine cash flow projections, including the period of expected future benefit, and future growth and discount rates, among other factors, to value intangible assets and contingent consideration. The fair value of acquired tangible assets are measured by applying the market, cost or replacement cost, or the income approach (using discounted cash flows and forecasts by management), as appropriate.

c) Foreign currency

Each subsidiary of the Company maintains its accounting records in its functional currency. A Company's functional currency is the currency of the principal economic environment in which it operates.

i) Foreign currency transactions

Transactions carried out in foreign currencies are translated using the exchange rate prevailing at the transaction date. Monetary assets and liabilities denominated in a foreign currency at the reporting date are translated at the exchange rate at that date. The foreign currency gain or loss on such monetary items is recognized as income or expense for the period. Non-monetary assets and liabilities denominated in a foreign currency are translated at the historical exchange rate prevailing at the transaction date.

ii) Translation of financial statements of foreign operations

The assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the reporting date. The income and expenses of foreign operations whose functional currency is not the U.S. dollar are translated to U.S dollars at the exchange rate prevailing on the date of transaction. Foreign currency differences on translation are recognized in other comprehensive income in the cumulative translation account net of income tax.

d) Financial instruments

Recognition

Financial assets and financial liabilities are recognized in the Company's consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ('FVTPL'). The directly attributable transactions costs of financial assets and liabilities as at FVTPL are expensed in the period in which they are incurred.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

• those to be measured subsequently at fair value either through profit or loss ("FVTPL") or through other comprehensive income ("FVTOCI"); and,

• those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through FVTPL or through FVTOCI (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

• amortized cost;

• FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company's financial assets consist of cash and cash equivalents, which are classified and subsequently measured at amortized cost. The Company's financial liabilities consist of long-term debt and trade and other payables which are classified and measured at amortized cost using the effective interest method. Interest expense is reported in profit or loss.

e) Cash equivalents

Cash equivalents include short-term investments with original maturities of three months or less.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

f) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of raw material is determined using the average cost method. Cost of semi-finished and finished goods are determined using the First in First out (FIFO) method. Cost includes all expenses directly attributable to the manufacturing process as well as suitable portions of related production overheads, based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses. The Company attempts to utilize excess inventory in other products the Company manufactures or return the inventory to the supplier or customer.

g) Property, plant and equipment

Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the cost of material and labor and other costs directly attributable to bringing the asset to a working condition for its intended use.

When significant components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within profit or loss.

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of qualifying property, plant and equipment as part of the cost of that asset, if applicable. Capitalized borrowing costs are amortized over the useful life of the related asset.

Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Maintenance and repair costs are expensed as incurred, except where they serve to increase productivity or to prolong the useful life of an asset, in which case they are capitalized.

Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

The following useful lives are applied:

Years
Leasehold improvements	5
Production equipment #1-7	2-15
Office Furniture and Equipment #1-3	2-5
Right of use assets	Over the lease term

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted prospectively, if appropriate.

h) Leases

Where the Company has entered a lease, the Company has recognized a right-of-use asset representing its rights to use the underlying assets and a lease liability representing its obligation to make lease payments. The right-of-use asset, where it relates to an operating lease, has been presented net of accumulated amortization and is disclosed in the Statement of Financial Position. The lease liability has been disclosed as a separate line item, allocated between current and non- current liabilities. The lease liability associated with all leases is measured at the present value of the expected lease payments at inception and discounted using the interest rate implicit in the lease. If the rate cannot be readily determined, the Company's incremental borrowing rate is used to discount the lease liability. Judgement is required to determine the incremental borrowing rate.

i) Intangible assets

The Company records intangible assets at fair value at the date of acquisition. An intangible asset is capitalized when the economic benefit associated with an asset is probable and when the cost can be measured reliably. Intangible assets are carried at cost less accumulated depreciation and impairment losses. Cost consists of expenditures directly attributable to the acquisition of the assets.

j) Impairment

(i) Financial assets

The Company recognizes an allowance for credit losses equal to lifetime credit losses for trade and other receivables. None of these assets include a financing component. Significant receivable balances are assessed for impairment individually based on information specific to the customer. The remaining receivables are grouped, where possible, based on shared credit risk characteristics, and assessed for impairment collectively. The allowance assessment incorporates past experience, current and expected future conditions.

(ii) Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated each year at the same time.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

The recoverable amount of an asset or cash-generating unit ("CGU") is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is the amount obtainable from the sale of an asset or CGU in an arm's-length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset or CGU, excluding finance costs and income tax expense. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to the carrying amounts of the assets in the unit (group of units).

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

k) Provisions

Legal:

Provisions are recognized for present legal or constructive obligations arising from past events when the amount can be reliably estimated and it is probable that an outflow of resources will be required to settle an obligation. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

At the end of each reporting period, the Company evaluates the appropriateness of the remaining balances. Adjustments to the recorded amounts may be required to reflect actual experience or to reflect the current best estimate.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

In the normal course of our operations, the Company may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. The ultimate outcome or actual cost of settlement may vary significantly from our original estimates. Material obligations that have not been recognized as provisions, as the outcome is not probable or the amount cannot be reliably estimated, are disclosed as contingent liabilities, unless the likelihood of outcome is remote.

l) Share-based payments

The Company accounts for all share-based payments to employees and non-employees using the fair value based method of accounting. The Company measures the compensation cost of stock-based option awards to employees at the grant date using the Black-Scholes option pricing model to determine the fair value of the options. The share-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options.

Under the Company`s stock option plan, all options granted under the plan have a maximum term of 10 years and have an exercise price per share of not less than the market value of the Company's common shares on the date of grant. The Board of Directors has the discretion to accelerate the vesting of options or stock appreciation rights granted under the plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Company's common shares are listed.

The Company has an option plan whereby options are granted to employees and consultants as part of our incentive plans. Stock options vest in installments over the vesting period. Stock options typically vest one third each year over 3 years or immediately as approved by the Board. The Company treats each installment as a separate grant in determining stock-based compensation expenses.

The grant date fair value of options granted to employees is recognized as stock-based compensation expense, with a corresponding charge to contributed surplus, over the vesting period. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period, adjusted for the estimated forfeitures during the period. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in the prior periods if share options ultimately exercised are different to that estimated on vesting. The fair value of options are measured using the Black-Scholes option pricing model. Measurement inputs include the price of our Common shares on the measurement date, exercise price of the option, expected volatility of our Common shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, estimated forfeitures and the risk-free interest rate.

Upon exercise of options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded in retained earnings or deficit.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

m) Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Group and it is probable that reversal will not occur in the foreseeable future. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income, based on the Group's forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Group has a right and intention to set off current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will be realized.

n) Revenue

Revenue arises from the sale of goods and the rendering of services. It is measured by reference to the fair value of consideration received or receivable, excluding sales taxes, rebates, and trade discounts. The Group often enters into sales transactions involving a range of the Group's products and services, for example for the delivery of battery systems and related services. The Group applies the revenue recognition criteria set out below to each separately identifiable component of the sales transaction. The consideration received from these multiple-component transactions is allocated to each separately identifiable component in proportion to its relative fair value.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

Sale of goods

Sale of goods is recognized when the Group has transferred to the buyer the significant risks and rewards of ownership, generally when the customer has taken undisputed delivery of the goods. Revenue from the sale of goods with no significant service obligation is recognized on delivery. Where significant tailoring, modification or integration is required, revenue is recognized in the same way as contracts for large energy storage systems described below.

Rendering of services

The Group generates revenues from design engineering services and construction of large-scale battery systems. Consideration received for these services is initially deferred, included in other liabilities and is recognized as revenue in the period when the service is performed. Revenue from services is recognized when the services are provided by reference to the contract's stage of completion at the reporting date.

Contracts for large energy storage systems

Contracts for large energy storage systems specify a price for the development and installation of complete systems. When the outcome can be assessed reliably, contract revenue and associated costs are recognized by reference to the stage of completion of the contract activity at the reporting date. Revenue is measured at the fair value of consideration received or receivable in relation to that activity.

When the Group cannot measure the outcome of a contract reliably, revenue is recognized only to the extent of contract costs that have been incurred and are recoverable. Contract costs are recognized in the period in which they are incurred. In either situation, when it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized immediately in profit or loss.

The contract's stage of completion is assessed by management based on milestones (usually defined in the contract) for the activities to be carried out under the contract and other available relevant information at the reporting date. The maximum amount of revenue recognized for each milestone is determined by estimating relative contract fair values of each contract phase, i.e. by comparing the Group's overall contract revenue with the expected profit for each corresponding milestone. Progress and related contract revenue in-between milestones is determined by comparing costs incurred to date with the total estimated costs estimated for that particular milestone (a procedure sometimes referred to as the cost-to-cost method).

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

The gross amount due from customers for contract work is presented within trade and other receivables for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceeds progress billings. The gross amount due to customers for contract work is presented within other liabilities for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses).

Government Grants

Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received. Government grants that compensate for expenses already incurred are recognized in income on a systematic basis in the same year in which the expenses are incurred. Government grants for immediate financial support, with no future related costs, are recognized in income when receivable. Government grants that compensate the Company for the cost of an asset are recognized on a systematic basis over the useful life of the asset. Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. If a government grant becomes repayable, the repayment is treated as a change in estimate. Where the original grant related to income, the repayment is applied first against any related deferred government grant balance, and any excess as an expense. Where the original grant related to an asset, the repayment is treated as an increase to the carrying amount of the asset or as a reduction to the deferred government grant balance.

o) Research and development

Expenditure on research is recognized as an expense in the period in which it is incurred.

Costs that are directly attributable to the development phase are recognized as intangible assets provided, they meet the following recognition requirements:

• completion of the intangible asset is technically feasible so that it will be available for use or sale.

• the Group intends to complete the intangible asset and use or sell it.

• the Group has the ability to use or sell the intangible asset.

• the intangible asset will generate probable future economic benefits. Among other things, this requires that there is a market for the output from the intangible asset or for the intangible asset itself, or, if it is to be used internally, the asset will be used in generating such benefits.

• there are adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

• the expenditure attributable to the intangible asset during its development can be measured reliably.

Development costs not meeting these criteria for capitalization are expensed in profit or loss as incurred.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

p) Finance income and finance expense

Interest income is reported on an accrual basis using the effective interest method.

Finance costs are comprised of interest expense on promissory notes, short term loans and working capital facilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

q) Earnings per share (EPS)

The Company presents basic and diluted earnings per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees.

r) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. All operating segments' operating results are regularly reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

.

4. Standards issued but not yet effective

At the date of authorization of these consolidated financial statements certain new standards, amendments and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted by the Company.

Management anticipates that the pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. The new standards and interpretations that have been issued are not expected to have a material impact of the Company's consolidated financial statements.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

5. Trade and Other Receivables

	September 30,	September 30,
	2022	2021
Trade receivables, gross	$6,312	$958
Allowance for credit losses	(54)	-
Trade receivables	6,258	958
Other receivables	51	383
Trade and other receivables	$6,309	$1,341

As at September 30, 2022, 0.86% of the Company's accounts receivable is over 90 days past due (September 30, 2021 - 9.3%)

All of the Company's trade and other receivables have been reviewed for indicators of impairment.

The movement in the allowance for credit losses can be reconciled as follows:

	September 30	September 30,
	2022	2021
Beginning balance	$-	$-
Impairment loss	-	-
Allowance provided (reversed)	54	-
Exchange translation	-	-
Ending balance	$54	$-

6. Inventories

(a) Total inventories on hand as at September 30, 2022 and September 30, 2021 are as follows:

	September 30,
	2022	2021
Raw materials	$3,983	$4,182
Semi-finished	242	325
Finished goods	252	159
	$4,477	$4,666

(b) At the years ended September 30, 2022 and 2021, the following inventory revaluations and obsolescence provisions were included in direct manufacturing costs:

	September 30,
	2022	2021
Provision(recovery) for obsolescence	$187	$88

7. Prepaid expenses and other

a) Due from related party:

During the year, the Company advanced the amount of $374 on behalf of Sustainable Energy Jamestown, a party controlled by the majority shareholders of the Company. The expenses were related to property costs, legal fees, monthly mortgage payments and other administrative charges. There is no interest or term associated with the advance. Subsequent to year ended, the Company entered into a purchase agreement with the related party. (note 24(a))

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

b) As of September 30, 2022 and September 30, 2021 the prepaid balance are as follows:

	2022	2021
Prepaid expenses	$3,895	$1,819
	$3,895	$1,819

Prepaid expenses are comprised of vendor deposits on inventory orders for the future requisition of inventories, insurance premium and current deposits.

8. Details of the Company's property, plant and equipment and their carrying amounts are as follows:

	Property, plant and equipment
	Right of Use Asset	Leasehold Improvements	Production Equipment	Office Furniture and Equipment	Total
Gross carrying amount
Balance October 1, 2020	$2,665	$39	$708	$57	$3,469
Additions	-	-	560	-	560
Exchange differences	137	3	36	3	179
Balance September 30, 2021	2,802	42	1,304	60	4,208

Depreciation and impairment
Balance October 1, 2020	(200)	(4)	(708)	(57)	(969)
Additions	(280)	(8)	(30)	-	(318)
Exchange differences	(10)	(1)	(37)	(3)	(51)
Balance September 30, 2021	(490)	(13)	(775)	(60)	(1,338)
Net Book Value - September 30,2021	$2,312	$29	$529	$0	$2,870

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

	Property, plant and equipment
	Right of Use Asset	Leasehold Improvements	Production Equipment	Office Furniture and Equipment	Total
Gross carrying amount
Balance October 1, 2021	$2,802	$42	$1,304	$60	$4,208
Additions	-	-	48	1	49
Exchange differences	(220)	(3)	(112)	(5)	(340)
Balance September 30, 2022	2,582	39	1,240	56	3,917

Depreciation and impairment
Balance October 1, 2021	(490)	(13)	(775)	(60)	(1,338)
Additions	(258)	(8)	(105)	-	(371)
Exchange differences	38	1	60	5	104
Balance September 30, 2022	(710)	(20)	(820)	(55)	(1,605)
Net Book Value - September 30,2022	$1,872	$19	$420	$1	$2,312

Property, plant and equipment includes a right-of-use asset, which relates to the office lease at 6688 Kitimat Road, Mississauga, ON L5N 1P8 (refer Note 13).

9. Trade and Other Payable

Trade and Other Payables as at September 30, 2022 and September 30, 2021 are as follows:

	2022	2021
Trade Payables	$3,132	$1,658
Accruals	545	1,392
Other Payables	470	198
	$4,147	$3,248

10. Working Capital Facilities

a) Revolving Credit Facility

As at September 30, 2022, the balance owing under the facility is $11.6 million (Cdn $16 million). The maximum available under the facility is $11.6 million (Cdn $16 million).

The interest on the revolving credit facility is the greater of a) 8.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

	September 30,
	2022	2021
Revolving credit facility	$11,635	$3,277

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

In December 2020, the credit agreement was amended for the third time. The amendment provided an extension of an ability to draw above the borrowing base which had been set to expire on December 31, 2020 and extended to March 31, 2021 at which point it expired as it was no longer necessary. In exchange for the additional borrowing capacity availability the company issued 129,870 shares at CDN $1.54 as compensation.

On December 17, 2021, the credit agreement was amended to extend the maturity from December 31, 2021 to December 31, 2022. All other terms and conditions are unchanged. In exchange for extension, the Company paid Canadian $70K as extension fee. On February 23, 2022, the credit agreement was again amended to increase the credit facility from C$7 million to C$11 million to support the sales growth and investment in working capital.

In May 2022, the credit agreement was amended to increase the credit facility from C$11 million to C$14 million to support the sales growth and investment in working capital. In exchange for increase in the borrowing limit, the Company issued 230,769 shares at Cdn $0.65 as compensation for Canadian $150K amendment fee. All other terms and conditions are unchanged.

In June 2022, the credit agreement was again amended to add to the definition of "Credit Facility Advance Rate Limit" 50% of the Value of Eligible Inventory that is in-transit to or between locations owned by the Borrower or with respect to which a Collateral Access Agreement has been obtained plus the Value of Eligible Receivables on account of Purchase Orders with respect to which the related goods are expected to ship prior to December 31, 2022. In exchange for this amendment to the definition of "Credit Facility Advance Rate Limit", the Company issued 84,746 shares at Cdn $0.59 as compensation for Canadian $50K amendment fee. All other terms and conditions are unchanged.

In July 2022, the credit agreement was amended to increase the credit facility from C$14 million to C$16 million to support the sales growth and investment in working capital. In exchange for increase in the borrowing limit, the Company issued 58,823 shares at Cdn $0.85 as compensation for Canadian $50K amendment fee. All other terms and conditions are unchanged.

The Company intends to renew its revolving facility by December 31, 2022 with updated terms, having agreed with its lender. The renewal will extend the term of the facility by six months to June 30, 2023, with the Company having the option to extend the facility by a further six months to December 31, 2023.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

b) Promissory Note

The Promissory Note is for $4,363 (Cdn $6 million) and bears interest at the greater of a) 10% per annum or b) 7% per annum above the Prime Rate.

	September 30,
	2022	2021
Promissory Note	$4,363	$4,734

The promissory note is secured by the personal guarantee of Dr. Sankar Das Gupta, Executive Chairman of the Board, and the controlling shareholder of the Company, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favor of the lender.

On December 17, 2021, the promissory note which was due to mature on December 31, 2021 and was amended to July 1, 2022. All other terms and conditions are unchanged. In exchange for the extension, the company issued 306,122 shares at Cdn $0.98 as compensation for Canadian $300K extension fee. On February 23, 2022, the maturity of the promissory note was further amended from July 1, 2022 to December 21, 2022.

Electrovaya has paid a renewal fee of C$400,000, for the February 23, 2022 amendments to the revolving credit agreement and promissory note. The fee was paid by issuing Company's shares to the financial institution. (See note 14(a)(ii))

Subsequent to the year end, the Company repaid the promissory note in the amount of $4.4 million (Cdn $6 million) via the proceeds of an equity raise (Note 24(c)). Upon repayment, the pledge of 27,500,000 Common Shares by Dr. Das Gupta on the share certificates were returned.

11. Deferred Grant Income

In November 2018, Electrovaya and Sustainable Development Technology Canada (SDTC) signed a contract of Cdn $3.8 million to fund the development of safe and long-lasting Lithium-Ion Ceramic batteries for electric buses and commercial vehicles. The Company has received advances of under the agreement of Cdn $3.8 million with Cdn $380K held back pending final settlement. Advance payments are recorded in deferred grant income and recognized in income as conditions related to the deferred grant are met.

An additional grant of $140 (Cdn $190K) was received during the quarter ended June 30, 2020 as a one-time subsidy to offset additional costs due to the Covid - 19 pandemic and was recorded as a reduction in expenses. Additional grant of $ 315 (Cdn $399K) was also received in the quarter ended March, 31, 2021. During the year ended September 30, 2021, revenue of $1.7 million (Cdn 2.1 million) was recognized under milestone 3. During the year ended September, 2022, additional revenue of $400 (Cdn $512K) was recognized that included the additional revenue claim under milestone 3 and the held back amount of Cdn $380K as mentioned above.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

12. Short Term Loans

On December 4, 2017, the Company received a short-term loan of $364 (Cdn $500K) for 6 month term at 2% interest per month fully repayable on June 01, 2018. This loan has been renewed several times and is currently due February 01, 2023, with a penalty clause for payment of Cdn $20K in the event of a default in paying the principal amount on the due date or if the note is not rolled over. The interest rate was reduced to 1.8% per month starting from March 01, 2022. The Company has the option of paying out the principal amount of the short-term loan at any time before the maturity date without any penalty.

On June 25, 2019, two private companies each loaned to the Company $109 (Cdn $150K) for a total of $218 (Cdn $300k) on promissory notes for 3 months terms at 2% interest per month both fully repayable on September 24, 2019. This arrangement also carries a commitment fee of 5% deducted from the principal amount of $218 (Cdn $300K). The loans are guaranteed by the primary shareholder. The notes were renewed on an on-demand basis with no specific maturity.

	September 30,
	2022	2021
Short term loans	$582	$631

The short-term loans are secured by the personal guarantee of Dr. Sankar Das Gupta, CEO and the controlling shareholder of the Company. Subsequent to the year end, all these loans have been fully repaid. (Note 24(c))

13. Lease liability

As of September 30, 2022 lease liability consists of:

	September 30,
	2022	2021

Current	$164	$140
Non-current	$2,235	$2,603

Carrying amount - lease liability	$2,399	$2,743

Information about leases for which the Company is a lessee is as follows:

	September 30,
	2022	2021

Interest on lease liabilities	$365	$387
Incremental borrowing rate at time of transition	14.00%	14.00%
Total cash outflow for the lease	$504	$496

The Company's future minimum lease payments under operating leases for the years ended September 30 for the continued operations is as under:

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

Year	Amount
2023	$672
2024	$687
2025	$702
2026	$718
2027	$734
2028 and beyond	$1,710

The Company entered into a lease agreement for 61,327 sq.ft for its premises as its Headquarters in Mississauga, Ontario at 6688 Kitimat Road. The lease is for 10 years starting January 1, 2020 with expiry December 31, 2029. In addition, the Company is required to pay certain occupancy costs.

Under the lease agreement, the landlord provides the Company $240 (Cdn$320K) to utilize towards Leasehold Improvement to the leased premises. As of September 30, 2022 the Company has incurred $92 (Cdn $143K). Any unused portion of the tenant improvement allowance was recorded under lease inducement and will be refunded back to landlord by December 31, 2022.

14. Share Capital

a) Authorized and issued capital stock

Authorized

Unlimited common shares

Issued

	Common Shares
	Number	Amount
Balance, September 30, 2020	129,615,284	$86,134
Issuance of shares(i)	3,333,333	1,844
Issuance of shares (note 10(a))	129,870	157
Issuance of shares (note 14(b))	281,998	91
Issuance of shares (note 14(c))	242,500	37
Transfer from contributed surplus	-	1,093
Balance, December 31, 2020	133,602,985	$89,356
Issuance of shares(ii)	4,000,000	4,550
Issuance of shares (ii & iii)	322,304	370
Issuance of shares (iii)	200,000	228
Issuance of shares (iv)	2,422,222	2,421
Issuance of shares (note 14(b))	491,668	175
Issuance of shares (note 14(c))	416,666	66
Transfer from contributed surplus	-	2,239
Balance, March 31, 2021	141,455,845	$99,405
Issuance of shares (note 14(c))	1,565,833	259
Transfer from contributed surplus	-	94
Balance, June 30, 2021	143,021,678	$99,758
Issuance of shares (v)	2,919,230	2,740
Balance, September 30, 2021	145,940,908	$102,498
Issuance of shares (vi)	306,122	234

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

Issuance of shares	65,000	29
Transfer from contributed surplus	-	25
Balance, December 31, 2021	146,312,030	102,786
Issuance of shares (vii)	493,826	320
Balance, March 31, 2022	146,805,856	103,106
Issuance of shares (viii)	230,769	115
Issuance of shares (ix)	84,746	40
Issuance of shares (note 14(b))	6,666	3
Transfer from contributed surplus	-	2
Balance, June 30, 2022	147,128,037	103,266
Issuance of shares (x)	58,823	39
Balance, September 30, 2022	147,186,860	103,305

(i) The Company issued 3,333,333 share purchase warrants to an existing shareholder related to issuance of shares under a private placement basis on December 22, 2017. The expiry date of these warrants was December 21, 2022. The warrants vested immediately and the exercise price was Cdn $0.73. The original fair value of the share purchase warrants is $1,053. In October, 2020 the shareholder exercised 2,000,000 share purchase warrants for proceeds to the Company of Cdn $1,460,000. In November 2020 the shareholder exercised the remaining 1,333,333 share purchase warrants for proceeds to the Company of Cdn $973,333. The 3,333,333 share purchase warrants have now been fully exercised.

(ii) The Company issued 4,000,000 share purchase warrants and 280,000 compensation options related to the issuance of the shares under the first tranche of a brokered private placement on September 29, 2017. The expiry date of these warrants is September 28, 2022. The warrants and compensation vested immediately and the exercise price is Cdn $1.45. The original fair value of the share purchase warrants and compensation options were $1,832 and $128 respectively. In January 2021 the shareholder exercised 3,000,000 share purchase warrants for proceeds to the Company of Cdn $4,350,000. In March 2021 the shareholder exercised the remaining 1,000,000 share purchase warrants for proceeds to the Company of Cdn $1,450,000. The 4,000,000 share purchase warrants have now been fully exercised. In January 2021 the broker fully exercised 280,000 compensation options for proceeds to the Company of Cdn $406,000.

(iii) The Company issued 604,347 share purchase warrants and 42,304 compensation options related to the issuance of the shares under the second tranche of a brokered private placement on October 4, 2017. The expiry date of these warrants is October 3, 2022. The warrants and compensation vested immediately and the exercise price is Cdn $1.45. The original fair value of the share purchase warrants and compensation options were $284 and $20 respectively. In February 2021 the shareholder exercised 200,000 share purchase warrants for proceeds to the Company of Cdn $290,000 and the broker exercised 42,304 compensation options for proceeds to the Company of Cdn 61,341.

(iv) The Company completed a non-brokered private placement of 2,422,222 units at a price of Cdn $1.35 per Unit for aggregate gross proceeds of CAD$3.27 million. Each Unit comprised of one common share of the Company and one-half of one common share purchase warrant. The Company issued 1,211,113 share purchase warrants on January 08, 2021. The expiry date of these warrants was January 08, 2023. The warrants vested immediately and the exercise price was Cdn $1.75. The original fair value of the share purchase warrants is $573. Also 145,333 compensation options at an exercise price of Cdn $1.75 were issued to the broker.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

(v) The Company completed a non-brokered private placement of 2,919,230 units at a price of Cdn $1.30 per Unit for aggregate gross proceeds of CAD$3.79 million. Each Unit comprised of one common share of the Company and one-half of one common share purchase warrant. The Company issued 1,459,615 share purchase warrants on September 29, 2021. The expiry date of these warrants was September 29, 2024. The warrants vested immediately and the exercise price was Cdn$1.60. The original fair value of the share purchase warrants is $580.

(vi) On December 17, 2021, the promissory note which was due to mature on December 31, 2021 and was amended to July 1, 2022. All other terms and conditions are unchanged. In exchange for the extension, the company issued 306,122 shares at Cdn $0.98 as compensation for Canadian $300K extension fee.

(vii) On February 23, 2022, the promissory note which was due to mature on July 1, 2022 was amended to December 21, 2022 and the credit facility was increased from C$7 million to C$11 million. All other terms and conditions are unchanged. As consideration for these amendments, the company issued 493,826 shares at Cdn $0.81 as compensation for Canadian $400K renewal fee.

(viii) On May 12, 2022, the promissory note was amended and the credit facility was increased from C$11 million to C$14 million. All other terms and conditions are unchanged. As consideration for these amendments, the company issued 230,769 shares at Cdn $0.65 as compensation for Canadian $150K amendment fee.

(ix) On June 08, 2022, the credit agreement was amended to redefine the "Credit Facility Advance Rate Limit. All other terms and conditions are unchanged. As consideration for these amendments, the company issued 84,746 shares at Cdn $0.59 as compensation for Canadian $50K amendment fee.

(x) On July 20, 2022, the credit agreement was amended and the credit facility was increased from C $14M to C $16M. All other terms and conditions are unchanged. As consideration for these amendments, the company issued 58,823 shares at Cdn $0.85 as compensation for Canadian $50K amendment fee.

b) Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years.

On February 17, 2021 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the company's Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 15,100,000 to 23,000,000.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

On March 25, 2022 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the company's Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 23,000,000 to 30,000,000.

	Number	Weighted average
	outstanding	exercise price

Outstanding, September 30, 2020	10,944,603	$0.46
Cancelled or expired	(423,666)	$1.99
Exercised (note 14(a))	(281,998)	$0.33
Outstanding, December 31, 2020	10,238,939	$0.41
Exercised (note 14(a))	(491,668)	$0.36
Outstanding, March 31, 2021 & June 30, 2021	9,747,271	$0.41
Issued (Note 15)	7,540,000	$0.79
Outstanding, September 30, 2021	17,277,271	$0.45
Issued	100,000	$0.90
Cancelled or expired	(54,998)	$0.63
Exercised (note 14(a))	(65,000)	$0.44
Outstanding, December 31, 2021 and March 31, 2022	17,257,273	$0.44
Issued	1,500,000	$0.44
Exercised (note 14(a))	(6,666)	$0.51
Outstanding, Jun 30, 2022	18,750,607	$0.57
Cancelled or expired	(106,666)	$0.63
Outstanding, September 30, 2022	18,643,941	$0.46

Options exercisable
		Weighted
		average		Weighted
		remaining		average
	Number	life	Number	exercise
Exercise price	Outstanding	(years)	exercisable	price
$0.23 ( Cdn $0.32 )	34,000	0.20	34,000	$0.23
$0.52 ( Cdn $0.71 )	32,000	0.40	32,000	$0.52
$0.52 ( Cdn $0.72 )	1,282,000	1.39	1,282,000	$0.52
$0.76 ( Cdn $1.04 )	15,000	1.44	15,000	$0.76
$0.74 ( Cdn $1.02 )	41,000	1.64	41,000	$0.74
$0.47 ( Cdn $0.65 )	177,505	2.39	177,505	$0.47
$0.66 ( Cdn $0.91 )	60,000	2.64	60,000	$0.66
$0.50 ( Cdn $0.69 )	214,500	3.00	214,500	$0.50
$0.57 ( Cdn $0.79 )	48,000	3.37	48,000	$0.57
$1.55 ( Cdn $2.13 )	505,600	4.25	505,600	$1.55

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

$0.89 ( Cdn $1.22 )	53,334	4.84	53,334	$0.89
$0.20 ( Cdn $0.28 )	606,334	5.40	606,334	$0.20
$0.22 ( Cdn $0.30 )	5,120,000	6.84	5,120,000	$0.22
$0.48 ( Cdn $0.66 )	1,381,334	7.95	925,338	$0.48
$0.73 ( Cdn $1.00 )	7,473,334	8.96	3,240,000	$0.73
$0.84 ( Cdn $1.15 )	100,000	9.17	100,000	$0.84
$0.41 ( Cdn $0.57 )	1,500,000	9.73	550,000	$0.41
	18,643,941	7.37	13,004,611	$0.48

Stock based compensation expense related to the portion of the outstanding stock options that vested during the year ended September 30, 2022 was $1,358 (September 30, 2021-$541). As at September 30, 2022, the Company had outstanding 18,643,941 options (17,277,271 as at September 30, 2021) to acquire common shares under the Company's employee stock option plan.

We amortize the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model and the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields), expected volatility of the market price of our shares (based on historical volatility of our share price), and the expected option life (in years) (based on historical option holder behavior).

(i) The following tables summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the year ended September 30, 2022:

Grant date	November 29, 2021
No of options	100,000
Exercise price	$ 0.84
Average expected life in years	10
Volatility	89.38%
Risk-free weighted interest rate	1.54%
Dividend yield	-
Fair-value of options granted	$84

Grant date	June 20, 2022
No of options	1,500,000
Exercise price	$ 0.41
Average expected life in years	10
Volatility	81.04%
Risk-free weighted interest rate	2.72%
Dividend yield	-
Fair-value of options granted	$615

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

(ii) The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the year ended September 30, 2021:

Grant date	September 13, 2021
No of options	7,540,000
Exercise price	$ 0.79
Average expected life in years	10
Volatility	87.67%
Risk-free weighted interest rate	0.73%
Dividend yield	-
Fair-value of options granted	$4,324

c) Warrants

Details of Share Warrants

	Number Outstanding	Exercise Price
Outstanding, September 30, 2020	17,262,679
Exercised during the quarter ended December 31, 2020 (note 14(a))	(242,500)	$0.16
Exercised during the quarter ended December 31, 2020 (note 14(a))	(3,333,333)	$0.57
Outstanding, December 31, 2020	13,686,846
Exercised during the quarter ended March 31, 2021 (note 14(a))	(200,000)	$1.15
Exercised during the quarter ended March 31, 2021 (note 14(a))	(4,000,000)	$1.15
Exercised during the quarter ended March 31, 2021 (note 14(a))	(416,666)	$0.16
Issued during the quarter ended March 31, 2021	1,211,113	$1.39
Outstanding, March 31, 2021	10,281,293
Exercised during the quarter ended June 30, 2021 (note 14(a))	(1,565,833)	$0.16
Outstanding, June 30, 2021	8,715,460
Issued during the quarter ended September 30, 2021	1,459,615	$1.26
Outstanding, September 30, 2021 and September 30, 2022	10,175,075

Details of Compensation Options to Brokers
	Number	Exercise
	Outstanding	Price
Outstanding, September 30, 2020 & December 31, 2020	322,304	$1.15
Exercised during the quarter ended March 31, 2021	(322,304)	$1.15
Issued during the quarter ended March 31, 2021	145,333	$1.39
Outstanding, Mar 31, 2021 & June 30, 2021	145,333
Issued during the quarter ended September 30, 2021	87,578	$1.06
Outstanding, September 30, 2021 & September 30, 2022	232,911

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

15. Related Party Transactions

Transactions with Chairman, Chief Executive Officer and controlling shareholder of Electrovaya Inc.

Annual General Expenses

There is an outstanding payable balance to Dr. Sankar Das Gupta of $18 relating to raising of capital on behalf of the Company, as at September 30, 2022 (2021-$18).

During the year ended September 30, 2022, the Company paid $42 (2021 - Nil) to New Chief Financial Officer for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

During the year ended September 30, 2022, the Company paid $70 (2021 - Nil) to the New Chief Executive Officer for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

During the year ended September 30, 2022, the Company paid $198 (2021 - $306) to the former Chief Executive Officer for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

Personal Guarantees

Dr.Sankar Das Gupta personally guaranteed the following short-term loans.

	September 30, 2022		September 30, 2021

	CDN	USD	USD
Shareholder guaranteed loan (Dec. 2017)	$500	$364	$395
Shareholder guaranteed loan (June 2019)	300	218	236
	$800	$582	$631

Subsequent to year end, the Shareholder's guaranteed loans were repaid along with accrued interest.

	September 30,
	2022	2021
Promissory Note (note 10(b))	$4,363	$4,734

The promissory note is also secured by the personal guarantee of Dr. Sankar Das Gupta, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favor of the lender. Subsequent to year end, all Common Shares were released after the repayment of the promissory note.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

Electrovaya Labs - Facility Usage Agreement

In May 2021 Electrovaya entered a month to month Facility Usage Agreement for the use of space and allocated staff of a third party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The laboratory and pilot plant facilities have many equipment, and does have permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, and which group includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25,000 is now with a related party of Electrovaya.

In December 2021 the Facility Usage Agreement was renewed for a further 12 months on the same terms and conditions.

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company's shareholders.

Dr. Sankar Das Gupta was granted two million options which vest in two tranches of one million options each based on reaching specific target market capitalizations. As the target market capitalizations have not yet been reached, none of these options have vested.

Dr. Rajshekar Das Gupta was granted four million and five hundred thousand options which vest in three tranches of one million and five hundred thousand options based on reaching specific target market capitalizations. As the target market capitalizations have not yet been reached, none of these options have vested.

16. Change in Non-Cash Operating Working Capital

	September 30,
	2022	2021
Trade and other receivables	$(4,968)	$1,150
Inventories	189	(2,637)
Prepaid expenses and other	(2,076)	604
Trade and other payables	899	(665)
Other payable	(173)	24
Deferred grant income	(39)	(1,272)
Deferred revenue	(895)	196
	$(7,063)	$(2,600)

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

17. Relief and Recovery Fund Payable

The Relief and recovery fund is created by the Ministry to support the Company to recover from economic disruption associated with the COVID-19 outbreak. An amount of $300 (CAD 380k) was received as at September 30, 2021. The funding bears no interest and the Company is required to repay in equal monthly payments for 5 years starting from April 1, 2023.

18. Government Assistance

The government assistance is related to specific Government supported research and development programs undertaken by Electovaya Labs, a division of the Company. The National Research Council of Canada Industrial Research Assistance Program (IRAP) has provided $170 (Cdn $217K), and Innovation Asset MSP contribution $40 (Cdn $51K).

19. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, promissory notes and other payables.

Fair Value

IFRS 13 "Fair Value Measurement" provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.

- Level 2 - Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

The following table presents the carrying and approximate fair values of the Company's financial instruments:

	As at September 30, 2022				As at September 30, 2021
Financial assets:	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$626	-	-	$626	$4,202	-	-	$4,202
Trade and other receivables	$6,309	-	-	$6,309	$1,341	-	-	$1,341
Financial liabilities:
Working capital facilities	$11,635	-	-	$11,635	$3,277	-	-	$3,277
Trade and other payables	$4,147	-	-	$4,147	$3,248	-	-	$3,248
Short term loans	-	$582	-	$582	-	$631	-	$631
Other payables	$246	-	-	$246	$419	-	-	$419
Promissory notes	-	$4,363	-	$4,363	-	$4,734	-	$4,734
Non-current liabilities	-	$2,235	-	$2,235	-	$2,603	-	$2,603

There were no transfers between levels of the fair value hierarchy during the period presented.

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company's risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders' equity and depends on the underlying profitability of the Company's operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Group's capital management objectives are:

• to ensure the Group's ability to continue as a going concern.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

• to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the statement of financial position.

The Group sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group issues new shares or increases its long-term debt.

Capital for the reporting periods under review is summarized as follows:

	30‐Sep‐22	30‐Sep‐21
Total (Deficiency)	$(5,919)	$(1,696)
Cash and cash equivalents	(626)	(4,202)
(Deficiency)	(6,545)	(5,898)

Total (deficiency)	(5,919)	(1,696)
Promissory Note	4,363	4,734
Short-term loan	582	631
Working capital facilities	11,635	3,277
Other Long-term liabilities	2,629	3,220
Overall Financing	13,290	$10,166
Capital to Overall financing Ratio	-0.49	-0.58

Credit risk

Credit risk is the risk that the counter-party fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

Cash is held with financial institutions, each of which had at September 30, 2022 a rating of R-1 mid or above.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and no credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the Revolver are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt as described in Note 10 and 12. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company's functional currency is the Canadian dollar and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies. Cash held by the Company in US dollars at September 30, 2022 was $386 (September 30, 2021 $1,136).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain(loss) by $179 (September 30, 2021-$70).

20. Contingencies

a) Refundable Ontario Investment Tax Credits

On July 22, 2022, the Company received a Notice of Confirmation from the CRA relating to the 2014 and 2015 SRED reassessment for $299 (Cdn$386) and $302 (Cdn$389) including interest respectively. The balance owing has been fully provided for and the Company is pursuing the next appropriate step in the appeal process and believes the amounts may be reversed or substantially reduced. The outcome cannot be determined.

b) Ministry of Energy

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

On May 28, 2018, the Province of Ontario issued a claim against Electrovaya Corp. claiming $655 (Cdn $830k) related to a dispute regarding funding and fulfilment of the Intelligent Energy Storage System under the Smart Grid Fund program. A Statement of Defense disputing the claim in its entirety was filed on March 21, 2019. No further steps have been taken by the Province to pursue the claim.

c) Other Contingencies

In the normal course of business, the Company is party to business related claims. The potential outcomes related to existing matters faced by the Company are not determinable at this time. The Company intends to defend these actions, and management believes that the resolution of these matters will not have a material adverse effect on the Company's financial condition.

21.Segment and Customer Reporting

The Company develops, manufactures and markets power technology products.

Given the size and nature of the products produced, the Company's operations are segmented based on large format batteries, with the remaining smaller product line categorized as "Other".

There has been no change in either the determination of our segments, or how segment performance is measured, from that described in the Company's consolidated financial statements as at and for the year ended September 30, 2022.

Segment profits are assessed based on revenues, which for the years ended September 30, 2022 and

2021 were as follows:

	2022	2021
Large format batteries	$18,743	$9,475
Other	1,080	2,109
	$19,823	$11,584

Revenues based can be analyzed as follows based on the nature of the underlying deliverables:

	2022	2021
Revenue with customers
Sale of batteries and battery systems	$18,743	$9,475
Sale of services	142	88
Grant income
Research grant	650	1,662
Others	288	359
	$19,823	$11,584

Sales of batteries and battery systems and research grants are recognized at a point in time once the conditions for recognition are met. Service revenue is recognized over time as the service is rendered.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

Revenues attributed to regions based on the location of the customer were as follows:

	2022	2021
Canada	$1,927	2,174
United States	17,866	9,410
Other	30	-
	19,823	11,584

Customers:

Electrovaya defines the customer as the end user of our product. With our direct sales channel, sales orders are placed directly by the customers to Electrovaya. With our Original Equipment Manufacturers (OEM) sales channel, the OEM has an exclusive distribution agreement with the company such that the end customers place the order with the OEM which then passes the order to Electrovaya. While the OEM, because of the exclusive distribution agreement, has a large volume of sales it represents a wide and varied customer base.

For the year ended September 30, 2022 one customer represented more than 10% of total revenue (year ended September 30, 2021 three customers). Our largest customer accounted for 76.79% and 54.1% of total revenue for the years ended September 30, 2022 and 2021 respectively.

The movement in the balance of deferred revenue is as follows:

	September 30,
	2022	2021
Beginning balance	$900	$704
Amounts received	-	219
Recognition of income	(197)	(8)
Amounts refunded	(630)	(50)
Currency translation	(68)	35
Ending balance	$5	$900

22. Other payables

Technology Partnerships Canada ("TPC") projects were long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase - the period in which a product, or a technology, could generate revenue for the company. In such cases, repayments would flow back to the program according to the terms and conditions of the company's contribution agreement.

In June 2018 the contribution agreement was amended and is included at its Net Present Value in other payables.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

The following table represents changes in the provision for repayments to Industry Canada.

	September 30,
	2022	2021
Beginning balance	$588	$551
Finance cost recognized/(reversed)	(162)	179
	426	730
Repayments	(231)	(252)
Currency translation	196	110
	391	588
Less: current portion of the provision	(246)	(419)
Ending balance of long-term portion	$145	$169

The latest repayment schedule starting July 1, 2018 for current and future fiscal years are as follows:

2023	362
2024	328
2025	339
2026	124

23. Income-tax

The income tax recovery differs from the amount computed by applying the Canadian statutory income tax rate of 26.50% (2021 - 26.50%) to the loss before income taxes as a result of the following:

	September 30,
	2022	2021
Income (Loss) before income taxes	$(6,547)	$(7,534)
Expected recovery of income taxes based on	(1,735)	(1,997)
statutory rates
Reduction in income tax recovery resulting from:
Lower rate on manufacturing profits	66	81
Non-taxable portion of capital gain	-	74
Other permanent differences	(70)	(28)
Deferred tax benefit not recognized	1,739	1,870
Income tax recovery	-	$-

The income tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are as follows:

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

	September 30,
	2022	2021
Future tax assets
Non-capital losses carried forward	$14,930	$13,252
Property, plant and equipment	(47)	-
Unclaimed research and development expenses	3,589	5,480
Other deductible differences	12	116
Deferred tax benefit not recognized	18,484	18,848

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the year in which those temporary differences become deductible.

Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

In addition to the above temporary differences, the Company has unrecorded non-refundable investment tax credits amounting to approximately $5,850 (2021 - $6,627). During the year, the Company recognized $Nil (2021-$Nil) of refundable investment tax credits.

As at September 30, 2022, the expiration dates of the Company's federal non-capital income tax losses carried forward are as follows:

2023	$106
2024	337
2025	1,792
2026	12,320
2027	4,023
2028	3,832
2029	356
2030	972
2031	1,083
2032	818
2033	1,127
2034	29
2035	2,161
2036	1,619
2037	2,143
2038	6,031
2039	2,158
2040	547
2041	5,485
2042	5,182
$52,121

The Company has a potential tax benefit resulting from non-capital losses carried forward, an undeducted pool of scientific research and experimental development expenditures and non-refundable investment tax credits carried forward. In view of the history of net losses incurred, management is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and accordingly, no deferred tax assets are recorded on the statement of financial position.

ELECTROVAYA INC. Notes to the Consolidated Financial Statements (Expressed in thousands of U.S. dollars, except where otherwise indicated) Years ended September 30, 2022 and September 30, 2021

24. Subsequent Events

a) On November 1, 2022, the Company entered into an agreement with Sustainable Energy Jamestown ("SEJ"), a party related to shareholders of the Company for the purchase of the building at 1 Precision Way, Jamestown, NY. The purchase agreement sets the purchase price at $5,500 less any expenses incurred on behalf of the related party to date and the repayment of the deposit of $550. The purchase is expected to be finalized on or about June 30, 2023.

b) On November 3, 2022, the Company announced a private placement with existing and new institutional investors and insiders totaling C$14.8 million. On November 9, 2022, the Company announced that it had closed the private placement. The Company issued 17,543,402 units at a price of $0.8461 per unit. Each unit comprises one common share and one half of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one Common Share at a price of C$1.06 until November 9, 2025, subject to adjustments in accordance with the terms and conditions of the warrants. In addition, if the Common Shares are not listed on the Nasdaq Capital Market by April 30, 2023, the exercise price of the warrants will be adjusted to C$0.94 per Common Share, subject to adjustment in accordance with the terms and conditions of the warrants.

c) On November 14, 2022, the Company repaid the promissory notes and short term loans in the amount of $4.9 million (Cdn $6.8 million) with the proceeds of the private placement. Upon repayment, all guarantees were cleared and share certificates were returned.

d) The Company intends to renew its revolving facility by December 31, 2022 with updated terms, having agreed with its lender. The renewal will extend the term of the facility by six months to June 30, 2023, with the Company having the option to extend the facility by a further six months to December 31, 2023.